FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2002

Globe Telecom, Inc.

(Exact name of Registrant as specified in its Charter)

2/F Globe Telecom Plaza
Pioneer Corner Madison Street
1552 Mandaluyong City
Philippines

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Globe Telecom, Inc.

Table of Contents

UNAUDITED FINANCIAL STATEMENTS

GLOBE TELECOM, INC.
BALANCE SHEETS (UNAUDITED)

	Consolidated		Parent Company	
	December 31	**March 31**	December 31	**March 31**
	2001	**2002**	2001	**2002**
	(In Thousand Pesos)			
ASSETS				
Current Assets				
Cash and cash equivalents	₱7,752,296	**₱7,996,581**	₱5,947,105	**₱6,444,465**
Receivables - net	12,327,968	**13,385,388**	11,774,518	**12,878,325**
Inventories and supplies - net	862,582	**974,156**	676,845	**775,634**
Deferred income tax - net	852,963	**694,367**	852,963	**694,367**
Prepayments and other current assets	5,311,172	**5,452,265**	4,295,702	**4,393,165**
Total Current Assets	27,106,981	**28,502,757**	23,547,133	**25,185,956**
Property and Equipment - net	88,704,888	**91,302,909**	69,997,571	**73,147,317**
Other Assets				
Deferred charges and others - net	1,721,818	**1,437,648**	1,325,418	**1,060,117**
Miscellaneous deposits and investments - net	1,093,897	**1,257,580**	19,269,628	**19,009,263**
	2,815,715	**2,695,228**	20,595,046	**20,069,380**
	₱118,627,584	**₱122,500,894**	₱114,139,750	**₱118,402,653**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued expenses	₱22,379,312	**₱25,285,626**	₱19,932,084	**₱23,237,987**
Notes payable	2,097,342	**2,342,567**	2,097,342	**2,056,567**
Current portion of long-term debt	6,795,028	**6,864,149**	5,540,272	**5,876,366**
Total Current Liabilities	31,271,682	**34,492,342**	27,569,698	**31,170,920**
Deferred Income Tax	3,110,438	**3,361,213**	3,110,438	**3,361,213**
Long-term Debt - net of current portion	40,017,771	**38,941,983**	39,231,921	**38,165,164**
Total Liabilities	74,399,891	**76,795,538**	69,912,057	**72,697,297**
Stockholders' Equity				
Paid-up capital	39,287,989	**39,364,285**	39,287,989	**39,364,285**
Retained earnings	4,939,704	**6,341,071**	4,939,704	**6,341,071**
Total Stockholders' Equity	44,227,693	**45,705,356**	44,227,693	**45,705,356**
	₱118,627,584	**₱122,500,894**	₱114,139,750	**₱118,402,653**

See Notes to Financial Statements.

GLOBE TELECOM, INC.
STATEMENTS OF INCOME (UNAUDITED)

	Consolidated	Parent Company	
	Three Months Ended March 31		
	2002	2001	**2002**
	(In Thousand Pesos, Except Per Share Figures)		
NET OPERATING REVENUES	**₱10,764,990**	₱6,773,955	**₱10,325,552**
COSTS AND EXPENSES			
Operating	**5,207,994**	3,555,315	**4,992,456**
Depreciation and amortization	**2,139,378**	1,008,044	**1,611,851**
Provision for doubtful accounts	**120,497**	315,744	**108,870**
Provision for (recovery of) losses on property and equipment and other probable losses	**144,435**	(58,324)	**24,361**
Provision for (recovery of) inventory losses, obsolescence and market decline	**2,853**	(21,384)	**(4,278)**
	7,615,157	4,799,395	**6,733,260**
INCOME FROM OPERATIONS	**3,149,833**	1,974,560	**3,592,292**
OTHER INCOME (EXPENSES) - Net			
Interest expense	**(689,796)**	(573,943)	**(688,941)**
Interest income	**109,421**	105,588	**85,697**
Equity in net earnings (loss) of investee companies	**48**	(801)	**(423,948)**
Others - net	**(289,668)**	27,104	**(285,262)**
	(869,995)	(442,052)	**(1,312,454)**
INCOME BEFORE INCOME TAX	**2,279,838**	1,532,508	**2,279,838**
PROVISION FOR INCOME TAX			
Current	**449,599**	63,316	**449,599**
Deferred	**409,370**	401,511	**409,370**
	858,969	464,827	**858,969**
NET INCOME	**₱1,420,869**	₱1,067,681	**₱1,420,869**
Earnings Per Share *			
Basic	**₱9.23**	₱11.68	**₱9.23**
Diluted	**₱9.23**	₱10.71	**₱9.23**

* After adjustment for the 25% stock dividend approved by the Board of Directors (BOD) on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 4)

See Notes to Financial Statements.

GLOBE TELECOM, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)

	Consolidated	Parent Company	
	Three Months Ended March 31		
	2002	2001	2002
	(In Thousand Pesos)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Income before income tax	**₱2,279,838**	₱1,532,508	**₱2,279,838**
Adjustments for:			
Depreciation and amortization of property and equipment	**2,086,431**	981,816	**1,577,773**
Amortization of deferred charges and others	**52,947**	26,228	**34,078**
Provisions for (recovery of):			
Doubtful accounts	**120,497**	315,744	**108,870**
Inventory losses, obsolescence and market decline	**2,853**	(21,384)	**(4,278)**
Losses on property and equipment and other probable losses	**144,435**	(58,324)	**24,361**
Interest expense	**689,796**	573,943	**688,941**
Interest income	**(109,421)**	(105,588)	**(85,697)**
Gain on disposal of property and equipment	**(3,631)**	(33)	**(941)**
Equity in net loss (earnings) of investee companies - net of tax	**(48)**	801	**423,948**
Dividend income from investee company - net of tax	**(80)**	(52)	**(80)**
Operating income before working capital changes	**5,263,617**	3,245,659	**5,046,813**
Changes in operating assets and liabilities:			
Receivables	**(1,414,468)**	(1,075,546)	**(1,212,336)**
Inventories and supplies	**(121,269)**	(678,762)	**(94,511)**
Prepayments and other current assets	**(388,945)**	(152,974)	**(80,680)**
Accounts payable and accrued expenses	**3,492,152**	874,928	**3,346,615**
Cash generated from operations	**6,831,087**	2,213,305	**7,005,901**
Interest paid	**(1,363,120)**	(1,071,231)	**(1,313,568)**
Income tax paid	**(394,048)**	(76,782)	**(394,048)**
Net cash from operating activities	**5,073,919**	1,065,292	**5,298,285**
CASH FLOWS FROM INVESTING ACTIVITIES			
Net additions to property and equipment	**(4,440,738)**	(5,385,658)	**(4,317,837)**
Proceeds from sale of property and equipment	**8,578**	1,511	**7,755**
Interest received	**99,789**	77,566	**68,574**
Dividends received	**80**	52	**80**
Decrease (increase) in:			
Deferred charges and others	–	20,609	–
Miscellaneous deposits and investments	**(163,637)**	3,011	**(163,583)**
Net cash used in investing activities	**(4,495,928)**	(5,282,909)	**(4,405,011)**

(Forward)

	Consolidated	Parent Company	
	Three Months Ended March 31		
	2002	2001	**2002**
	(In Thousand Pesos)		
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayments of:			
Short-term borrowings	**(₱162,039)**	(₱1,422,086)	**(₱162,039)**
Long-term borrowings	**(2,078,491)**	(351,795)	**(1,810,184)**
Proceeds from:			
Short-term borrowings	**410,402**	–	**124,402**
Long-term borrowings	**1,432,087**	8,645,216	**1,375,612**
Decrease in due to affiliates	**(11,960)**	–	–
Subscription of capital stock, net of stock-related expenses	**76,295**	1,713	**76,295**
Net cash from (used in) financing activities	**(333,706)**	6,873,048	**(395,914)**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**244,285**	2,655,431	**497,360**
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**7,752,296**	2,998,941	**5,947,105**
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**₱7,996,581**	₱5,654,372	**₱6,444,465**

See Notes to Financial Statements.

GLOBE TELECOM, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1. **Basis of Financial Statement Presentation**

The financial statements have been prepared under the historical cost convention method and in accordance with accounting principles generally accepted in the Philippines. These interim financial statements include all adjustments, which are normal and recurring, necessary to present fairly the results for the interim periods shown. The results for the interim periods are not necessarily indicative of results for the full year. The March 31, 2002 consolidated financial statements include the accounts of Globe Telecom and its wholly owned subsidiary, Islacom. Islacom became a consolidated subsidiary effective June 27, 2001. All significant intercompany transactions were eliminated in the consolidation in accordance with the accounting policy on consolidation. Globe Telecom has no consolidated subsidiaries as of March 31, 2001.

Reference is made to the Company's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the United States Securities and Exchange Commission for a complete set of financial notes including the Company's significant accounting policies.

2. **Contingencies**

Globe Telecom and Islacom are contingently liable for various claims arising in the ordinary conduct of business and certain tax assessments which are either pending decision by the courts or are being contested, the outcome of which are not presently determinable. In the opinion of management and legal counsel, the eventual liability under these claims, if any, will not have a material or adverse effect on Globe Telecom and Islacom's financial position and results of operations.

In addition, Globe Telecom is an intervenor in and Islacom is a party to Civil Case No. Q-00-42221 entitled "Isla Communications Co., Inc. et. al. versus National Telecommunications Commission (NTC), et. al." before the Regional Trial Court of Quezon City by virtue of which Globe Telecom and Islacom, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. NTC Memorandum Circular No. 13-6-2000 sought, among others, to extend the expiration of prepaid call cards to two (2) years. The NTC appealed the grant of the injunction to the Court of Appeals (CA). On October 25, 2001, Globe Telecom and Islacom received a copy of the decision of the CA ordering the dismissal of the case before the Regional Trial Court for lack of jurisdiction, but without prejudice to the cellular companies' seeking relief before the NTC which the CA claims had jurisdiction over the matter. On November 7, 2001, Globe Telecom and Islacom filed a Motion for Reconsideration. On January 10, 2002, the Motion was denied. Globe Telecom and Islacom filed a Petition for Review by way of a Certiorari to the Supreme Court on February 10, 2002. On April 16, 2002, the Supreme Court required the Solicitor General to comment on the Petition. In the event, however, that Globe Telecom and Islacom are not eventually sustained in their position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, they would probably incur additional costs for carrying and maintaining prepaid subscribers in their networks.

3. Earnings Per Share

Globe Telecom's earnings per share amounts were computed as follows:

	Basic EPS		Diluted EPS	
	Three Months Ended March 31			
	2001	**2002**	2001	**2002**
	(In Thousand Pesos and Number of Shares, Except Per Share Figures)			
Net Income	₱1,067,681	**₱1,420,869**	₱1,067,681	**₱1,420,869**
Less dividends on preferred shares	–	**19,502**	–	**19,502**
Net income available to common shares	1,067,681	**1,401,367**	1,067,681	**1,401,367**
Weighted average number of shares	91,404	**151,901**	91,404	**151,901**
Number of shares allocated to:				
Stock warrants	–	–	8,244	–
Stock options	–	–	2	**2**
	91,404	**151,901**	99,650	**151,903**
Per share figures*	₱11.68	**₱9.23**	₱10.71	**₱9.23**

* After retroactive adjustment for the 25% stock dividend approved by the BOD on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 4)

4. Stock Dividends

On January 29, 2002, the BOD approved the declaration of a 25% stock dividend payable to all common stockholders of record as of April 30, 2002. The stock dividends declaration was approved by Globe Telecom's stockholders on April 11, 2002. The proposed payment date will be set within 30 days from approval by the Philippine Securities and Exchange Commission (SEC) and the Philippine Stock Exchange (PSE).

5. Reporting Segments

Globe Telecom evaluates performance based on EBIT (earnings before interest and income tax).

The Parent Company's segment information for the three months ended March 31, 2001 and 2002 reported under Philippine GAAP follows (in millions):

2001

	Wireless Communications Services	Wireline Communications Services	Carrier Business	Business Communications	Corporate [1]	Total
Revenues	₱5,590	₱568	₱374	₱242	₱–	₱6,774
Operating expenses	(2,849)	(253)	(177)	(132)	(381)	(3,792)
EBITDA	2,741	315	197	110	(381)	2,982
Depreciation and amortization	(555)	(275)	(59)	(48)	(71)	(1,008)
EBIT	2,186	40	138	62	(452)	1,974
Other expenses – net	(343)	(58)	(21)	(20)	-	(442)
Net income (loss) before income tax	₱1,843	(₱18)	₱117	₱42	(₱452)	₱1,532
Segment assets	₱47,213	₱13,132	₱6,149	₱1,641	₱4,235	₱72,370
Segment liabilities	37,978	8,473	2,836	831	1,589	51,707

8

2002

	Wireless Communications Services	Wireline Communications Services	Carrier Business	Business Communications	Corporate [1]	Total
Revenues	₱8,543	₱538	₱987	₱258	₱-	₱10,326
Operating expenses	(4,050)	(208)	(158)	(214)	(492)	(5,122)
EBITDA	4,493	330	829	44	(492)	5,204
Depreciation and amortization	(1,095)	(235)	(93)	(86)	(103)	(1,612)
EBIT	3,398	95	736	(42)	(595)	3,592
Other expenses– net	(689)	(97)	(69)	(64)	(393)	(1,312)
Net income (loss) before income tax	₱2,709	(₱2)	₱667	(₱106)	(₱988)	₱2,280
Segment assets	₱69,104	₱11,689	₱12,430	₱2,638	₱22,542	₱118,403
Segment liabilities	53,718	9,220	6,032	1,048	2,679	72,697

The consolidated segment information for the three months ended March 31, 2002 reported under Philippine GAAP is as follows:

	Wireless Communications Services	Wireline Communications Services	Carrier Business	Business Communications	Corporate [1]	Total
Revenues	₱8,733	₱742	₱1,033	₱257	₱-	₱10,765
Operating expenses	(4,160)	(413)	(187)	(198)	(518)	(5,476)
EBITDA	4,573	329	846	59	(518)	5,289
Depreciation and amortization	(1,244)	(606)	(94)	(86)	(109)	(2,139)
EBIT	3,329	(277)	752	(27)	(627)	3,150
Other income (expenses) – net	(687)	(99)	(66)	(64)	46	(870)
Net income (loss) before income tax	₱2,642	(₱376)	₱686	(₱91)	(₱581)	₱2,280
Segment assets	₱74,035	₱27,454	₱13,314	₱2,637	₱5,061	₱122,501
Segment liabilities	54,680	11,527	6,847	1,011	2,731	76,796

[1] Corporate represents support services that cannot be directly identified with any of the revenue generating services.

6. Subsequent Event

Issuance of US $200 Million 9.75% Senior Notes Due 2012

On April 4, 2002, Globe Telecom, issued US $200 million Notes under an Indenture with The Bank of New York, as Trustee, in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on April 12, 2012.

Interest on the Notes will accrue at a rate of 9.75% per annum and will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing on October 15, 2002. Globe Telecom will pay interest to those persons who were holders of record on April 1 or October 1 immediately preceding each interest payment date. Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The Notes are senior unsecured obligations of Globe Telecom equal in ranking among themselves and with all of the existing and future unsecured and unsubordinated debt, subject to the discussion of Article 2244(14) of the Civil Code of the Philippines, and senior in right of payment to all future subordinated debt. Secured Debt of Globe will be effectively senior to the Notes to the extent of the value of the assets securing such Debt and also to the extent any such indebtedness is incurred by a restricted subsidiary. In addition, under the laws of the Philippines, in the event a borrower submits to insolvency or liquidation proceedings in which the borrower's assets are liquidated, unsecured debt of the borrower that is evidenced by a public instrument as provided in Article 2244(14) of the Civil Code of the Philippines will rank ahead of unsecured debt of the borrower that is not evidenced by a public instrument. Under Philippine law, debt becomes evidenced by a public instrument when it has been acknowledged before a notary or any person authorized to administer oaths in the Philippines. The Notes will not be evidenced by a public instrument.

The Notes are redeemable in whole or in part at the option of Globe Telecom, the issuer of the bonds, at any time on or after April 15, 2007, after giving the required notice under the Indenture and, if at the time of such notice the Notes are listed on the Luxembourg Stock Exchange, publishing a notice in the Luxemburger Wort. Globe Telecom may redeem the Notes at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date and additional amounts, if any (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for Notes redeemed during the 12-month period commencing on each of the years set forth below, and are expressed as percentages of principal amount:

Year	Redemption Price
2007	104.875%
2008	103.250%
2009	101.625%
2010 and thereafter	100.000%

Prior to April 15, 2005, Globe may, upon not less than 30 nor more than 60 days' prior notice, redeem up to a maximum of 33 1/3% of the original aggregate principal amount of the Notes with the proceeds of one or more Public Equity Offerings or from a Strategic Equity Investment at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 66 2/3% of the original aggregate principal amount of the Notes remains outstanding. Any such redemption shall be made within 75 days of such Public Equity Offering or Strategic Equity Investment, as applicable. The Senior Notes are also redeemable at the option of Globe Telecom at any time in whole at the price specified in the event of certain changes relating to Philippine taxation. The Senior Notes provide certain restrictions which include, among others, incurrence of additional debt, certain dividend payments, liens, repayments of certain debts, merger/ consolidation and sale of assets in general.

In April 2002, Globe Telecom filed a registration statement (Form F-4) for the Notes. The effect of the new US $200 million Notes issuance is to increase the long-term debt of Globe Telecom by about ₱10.2 billion.

---

7. **Reconciliation of Significant Differences between Generally Accepted Accounting Principles (GAAP) in the Philippines and the United States (U.S.)**

Certain accounting practices used by Globe Telecom and Islacom in preparing the accompanying financial statements conform with GAAP in the Philippines, but do not conform with U.S. GAAP. Also, where a certain accounting treatment is not covered by specific Philippine GAAP guidelines, disclosure of significant relevant underlying information may be considered sufficient and acceptable under Philippine GAAP reporting. A description of these significant differences is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the United States Securities and Exchange Commission.

A reconciliation of net income and stockholders' equity to U.S. GAAP are shown below. The notes included after the reconciliation consists of new disclosures for the March 31, 2002 interim financial statements.

Reconciliation of Net Income

The net income and earnings per share portions of the statements of income under US GAAP for the periods ended March 31, 2001 and 2002 appear as follows:

	Consolidated	Parent Company	
	2002	2001	2002
	(In Thousand Pesos, Except Per Share Figures)		
Net income as reported under Philippine GAAP	₱1,420,869	₱1,067,681	₱1,420,869
Add (deduct):			
Foreign exchange differentials capitalized to property accounts	329,995	303,850	326,889
Depreciation expense on capitalized foreign exchange differentials	126,638	83,088	125,505
Amortization of deferred charges	27,899	27,899	27,899
Compensation expense	(4,753)	(4,753)	(4,753)
Pension expense	555	9,047	555
Deferral of revenues on sale of prepaid cards based on actual airtime	(5,878)	–	–
Deferred up-front fees	(11,722)	(14,970)	(3,131)
Amortization of deferred up-front fees	5,546	2,881	4,283
Foreign exchange hedging gain (loss)- net (including transition adjustment in 2001)	(471,132)	348,220	(470,769)
Equity in net loss of investee company	–	–	(9,330)
Effect of deferred income tax	5,333	(234,278)	5,333
Net income as reported under US GAAP	₱1,423,350	₱1,588,665	₱1,423,350
Basic EPS - Philippine GAAP*	₱9.23	₱11.68	₱9.23
Add (deduct):			
Foreign exchange differentials capitalized to property accounts	2.17	3.32	2.15
Depreciation expense on capitalized foreign exchange differentials	0.83	0.91	0.83
Amortization of deferred charges	0.18	0.30	0.18
Compensation expense	(0.03)	(0.05)	(0.03)
Pension expense	0.01	0.10	0.00
Deferral of revenues on sale of prepaid cards based on actual airtime	(0.04)	–	–
Deferred up-front fees	(0.08)	(0.16)	(0.02)
Amortization of deferred up-front fees	0.04	0.03	0.03
Foreign exchange hedging gain (loss)- net (including transition adjustment in 2001)	(3.10)	3.81	(3.10)
Equity in net loss of investee company	–	–	(0.06)
Effect of deferred income tax	0.03	(2.56)	0.03
Basic EPS - US GAAP*	₱9.24	₱17.38	₱9.24
Diluted EPS - US GAAP*	₱9.24	₱15.94	₱9.24

* After retroactive adjustment for the 25% stock dividend approved by the BOD on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 4)

Reconciliation of Stockholders' Equity

Stockholders' equity under US GAAP as of December 31, 2001 and March 31, 2002 appear as follows:

	Consolidated		Parent Company	
	December 31 2001	**March 31, 2002**	December 31 2001	**March 31, 2002**
			(In Thousand Pesos)	
Stockholders' equity as reported under Philippine GAAP	₱44,227,693	**₱45,705,356**	₱44,227,693	**₱45,705,356**
Add (deduct):				
Foreign exchange differentials capitalized to property accounts	(6,038,036)	**(5,708,041)**	(5,941,663)	**(5,614,774)**
Depreciation expense on capitalized foreign exchange differentials	972,257	**1,098,895**	970,631	**1,096,136**
Deferred charges	(1,106,728)	**(1,106,728)**	(1,106,728)	**(1,106,728)**
Amortization of deferred charges	613,250	**641,149**	613,250	**641,149**
Proceeds from ESOWN to be recorded as temporary equity	(61,252)	**(67,915)**	(61,252)	**(67,915)**
Pension expense	(16,548)	**(15,993)**	(22,005)	**(21,450)**
Recognition (deferral) of revenues from prepaid cards based on actual airtime	5,540	**(338)**	–	–
Deferred up-front fees	(345,073)	**(356,795)**	(330,668)	**(333,799)**
Amortization of deferred up-front fees	260,256	**265,803**	258,201	**262,485**
Foreign exchange hedging gain (loss) - net (including transition adjustment in 2001)	10,587	**(460,545)**	10,907	**(459,862)**
Other comprehensive income – net of tax	–	**17,441**	–	**17,441**
Excess purchase price offset against additional paid-in capital under Philippine GAAP	–	–	2,763,904	**2,763,904**
Equity in net loss of investee company	–	–	(372,810)	**(382,140)**
Goodwill - net	2,487,514	**2,487,514**	–	–
Effect of deferred income tax	1,202,022	**1,207,355**	1,202,022	**1,207,355**
Stockholders' equity as reported under US GAAP	₱42,211,482	**₱43,707,158**	₱42,211,482	**₱43,707,158**

Cash Flow Hedge Accounting

Globe Telecom accounts as a cash flow hedge an interest rate swap entered into in 2002 to manage its interest rate exposure on a floating-rate, foreign currency-denominated long-term debt. A cash flow hedge is a hedge of the exposure to variability in future cash flows related to a recognized asset or liability, or a highly probable forecasted transaction. Changes in the fair value of a hedging instrument that qualifies as a highly effective cash-flow hedge are recognized directly in Other Comprehensive Income, which is shown under stockholders' equity section. Any hedge ineffectiveness is immediately recognized in current operations.

Cash flow hedge pertains to an interest rate swap designated as a hedge of an underlying floating-rate, foreign currency-denominated long-term debt. As of March 31, 2002, the aggregate amount of the loans covered by the swap amounted to $45.45 million. The swap effectively fixed the interest rate of the hedged loan to 4.205% per annum over the duration of the agreement, which involves semi-annual payment intervals up to March 2007. As of and for the quarter ended March 31, 2002, the fair value of the outstanding swap amounted to ₱17.44 million, net of tax.

Recent U.S. Statements of Financial Accounting Standards (SFAS) Pronouncements

In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets.

SFAS 141, which applies to business combinations occurring after June 30, 2001, requires all business combinations within the scope of the Statement to be accounted for using the purchase method of accounting and includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in the combination. SFAS 141 has no impact to Globe Telecom.

SFAS 142 is effective starting with fiscal years beginning after December 15, 2001. This Statement, which supersedes APB Opinion No. 17, Intangible Assets, no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this Statement. This impairment test uses a fair value approach. Based on the provisions of the Statement, Globe Telecom and Islacom are required to adopt the SFAS 142 effective January 1, 2002. Prior to 2002, the goodwill arising from the Islacom acquisition was amortized over five years. Beginning 2002, the amortization was discontinued and an impairment review of the goodwill will be done in accordance with SFAS 142. Globe is expected to complete the review by the end of 2002. There can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." This standard provides accounting guidance for legal obligations associated with the retirement of long-lived assets. The fair value of a liability for the asset retirement obligation will be required to be recognized in the period in which it is incurred. When the liability is initially recognized, the asset retirement costs should also be capitalized by increasing the carrying amount of the related long-lived asset. Globe Telecom and Islacom are currently assessing its obligations to determine the potential impact because of this change in accounting. This statement is effective for fiscal years beginning after June 15, 2002. Globe Telecom and Islacom will adopt this standard effective January 1, 2003.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. This new standard, when in effect, will supersede SFAS Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to Be Disposed Of", providing one accounting model for the review of asset impairment. Statement No. 144 retains much of the recognition and measurement provisions of Statement No. 121, but removes goodwill from its scope. Globe Telecom and Islacom adopted this standard effective January 1, 2002. The adoption did not have a material effect on the financial statements of Globe and Islacom as of March 31, 2002. There can be no assurance that there is no material impairment charge in the future with respect to Islacom property and equipment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On June 29, 2001, Ayala Corporation (AC), Singapore Telecom International Pte Ltd. (STI), a wholly-owned subsidiary of Singapore Telecom, and DeTeAsia Holding GmbH (DeTeAsia), a wholly-owned subsidiary of Deutsche Telekom, marked the financial closing of the combination of Globe Telecom, Inc. (Globe) and Isla Communications Co., Inc. (Islacom) with the listing of the new Globe shares swapped in accordance with the share swap arrangements that have been completed. The transactions have made Islacom a 100% subsidiary of Globe. Succeeding discussions will focus on the performance of Globe and Islacom on a consolidated basis. Figures as of March 2002 reflect the consolidated performance of Globe and Islacom (collectively referred to as the "Group" or "consolidated' in the following discussion), while the information as of March 2001 refers only to Globe as the combination was completed only in June 2001.

Financial Highlights	**Group**	**Globe (Parent)**	
As of and for the first three months ended March 31	**2002**	**2002**	**2001**
Profit & Loss Data (In million pesos)			
Net Operating Revenues	10,765	10,326	6,774
Non-Service Revenues	1,273	1,160	845
Service Revenues	9,492	9,165	5,929
Costs and Expenses	7,615	6,733	4,799
EBITDA	5,289	5,204	2,983
EBIT	3,150	3,592	1,975
Net Income	1,421	1,421	1,068
Balance Sheet Data (In million pesos)			
Total Assets	122,501	118,403	72,370
Total Gross Debt	48,149	46,098	33,816
Total Stockholders' Equity	45,705	45,705	20,663
Financial Ratios (x)*			
Gross Debt to EBITDA	2.15	2.09	2.83
Interest Cover (Gross)	6.15	6.05	3.92
Gross Debt to Equity	0.99	0.95	1.64
Debt to Total Capitalization (Book)	0.50	0.49	0.62
Debt to Total Capitalization (Market)	0.32	0.31	0.41
Other Data			
Net Cash from Operating Activities (In million pesos)	5,074	5,298	1,065
Capital Expenditures (In million pesos)	5,174	5,061	6,089
Net Receivable Days	51	46	50
Peso/Dollar Exchange Rate (In pesos)	51.096	51.096	49.371
No. of Employees	3,896	3,480	3,247

**Note: Interest bearing debt (₱45,466 million and ₱43,545 million for Group and Globe, respectively) was used in computing the financial ratios.*

Operating Revenues

Globe registered consolidated net operating revenues of ₱10,765 million for the first three months of year 2002. The breakdown of consolidated service revenues and non-service is ₱9,492 million and ₱1,273 million, respectively. Of the total consolidated net operating revenues, consolidated wireless services accounted for 81.1% or ₱8,733 million, wireline voice services 6.9% or ₱742 million, wireline data 2.4% or ₱258 million and carrier services 9.6% or ₱1,033 million.

Net operating revenues include the value of all telecommunications services provided which are recognized when earned and stated net of the share of other telecommunications carriers under existing correspondence or interconnection agreements.

The table below shows the comparative breakdown of net revenues for the first three months of 2002[1]:

For the three months ended March 31 (In million pesos)	Group	Globe (Parent)	
	2002	2002	2001
Wireless Services	8,733	8,543	5,590
Wireline Services	999	796	809
Voice	741	538	567
Data	258	258	242
Carrier Services	1,033	987	375
Total Net Operating Revenues	10,765	10,326	6,774

(1) Net service revenues are gross service revenues net of interconnection charges and payouts. Consolidated interconnection charges and payouts accounted for 28% of gross service revenues in the first three months of 2002.

Wireless Services

Globe provides nationwide wireless communications services under the brand name *Globe Handyphone* using its GSM network, while Islacom provides wireless GSM services under the *Islacom* and *Touch Mobile* brands. *Touch Mobile* was launched on September 12, 2001.

Wireless net operating revenues include: (1) fixed monthly charges including currency exchange rate adjustments (CERA), plus charges for local calls in excess of the free minutes for various *Globe Handyphone* and *Islacom* postpaid plans; (2) airtime fees from the prepaid card service *(Globe Prepaid Plus, Islacom Prepaid* and *Touch Mobile)* recognized upon the earlier of (a) actual usage of the airtime value of the prepaid card or (b) expiration of the unused value of the prepaid card, which occurs two months after activation, but excluding any usage of call cards originally provided without cash proceeds (promotional airtime call cards); (3) revenues generated from international and national long distance calls and international roaming calls, net of any interconnection fees (including interconnection fees on promotional airtime call cards) to other carriers and transfer pricing charges to the carrier services group; (4) revenues from value-added services, mainly text messaging; (5) one-time registration fees for new subscriptions; and (6) proceeds from the sale of handsets, SIM cards and other phone accessories.

The related costs incurred in connection with the acquisition of subscribers are charged to operations under operating costs and expenses. The average subscriber acquisition cost (net of the value of free airtime call cards given as promotional items to dealers) is higher than the one-time registration fee collected from subscribers in all cases. One-time registration fees are essentially reimbursements of the cost of connecting a customer which is generally lower than the actual subscriber acquisition cost consisting mainly of commission paid to dealers net of promotional discounts on prepaid calling cards, handset subsidies and marketing expenses. The corresponding acquisition costs of the handsets sold are recorded under operating cost and expenses in the income statement during the period they were incurred. Handset subsidy is the difference between proceeds from sales of handsets, SIM cards, other phone accessories (recorded as part of non-service revenues) and cost of sales which is classified under operating costs and expenses.

For the three months ended March 31	Group 2002	Globe (Parent) 2002	Globe (Parent) 2001
Wireless Net Revenues (In million pesos)	8,733	8,543	5,590
Non-Service [1]	1,265	1,157	845
Service [2]	7,468	7,386	4,745
Voice	4,940	4,920	3,781
Data	2,528	2,466	964
Data as a % of Wireless Net Service Revenues	34	33	20
Data as a % of Total Wireless Net Revenues	29	29	17
Subscribers – Net (End of period)	4,998,510	4,727,421	2,925,857
Postpaid	466,513	460,079	375,343
Globe Handyphone	460,079	460,079	375,343
Islacom	6,434	-	-
Prepaid	4,531,997	4,267,342	2,550,514
Globe Prepaid Plus	4,267,342	4,267,342	2,550,514
Islacom	12,837	-	-
Touch Mobile	251,818	-	-

[1] Non-service revenue consists of the proceeds from the sale of handsets and accessories, net of discounts on prepaid call cards.
[2] Service revenues are those which pertain to registration fees, monthly subscription fees, airtime revenues net of interconnection expense and revenues from value-added services.

Wireless Services - Postpaid

On a consolidated basis, the Group registered 466,513 postpaid subscribers as of March 31, 2002. Globe offers postpaid services through *Globe Handyphone*, while Islacom continues to offer postpaid services under the *Islacom* brand.

For the first three months of 2002, *Globe Handyphone* accounted for 460,079 subscribers, an increase of 22.6% from 375,343 subscribers for the same period last year.

The net average monthly operating revenue (ARPU) per Globe postpaid wireless subscriber increased to ₱1,654 in the first three months of year 2002, from ₱1,643 in the first three months of 2001. The increase in net postpaid APRU was mainly due to the increase in data usage, primarily the short messaging service (SMS). Globe's postpaid ARPU on a gross basis amounted to ₱2,109 in the first three months of 2002 from ₱1,982 for the same period in 2001.

The acquisition cost per postpaid subscriber decreased by 22.8% to ₱3,353 in the first three months of 2002 from ₱4,346 in the first three months of 2001 due to the decrease in commissions. For the first three months of 2002, handset subsidies accounted for 51.7% of acquisition costs, commissions 27.6% and advertising expenses 20.7%. For the same period in 2001, handset subsidies accounted for 48.9% of acquisition costs while commissions and advertising expenses accounted for 22.8% and 28.3%, respectively.

The average monthly churn rate for Globe's postpaid subscribers is defined as total disconnections net of reconnections divided by the average postpaid subscribers, divided by the number of months in the period. Postpaid churn rate averaged 2.2% per month in the first three months of 2002, higher than the 1.6% reported for the first three months of 2001, mainly due to company-initiated disconnections. For postpaid subscribers, permanent disconnections are made after a series of collection steps following non-payment. Such permanent disconnections generally occur within 90 days.

Islacom continues to service 6,434 postpaid subscribers, as of March 31, 2002. A deliberate marketing slowdown for this brand was consciously made in line with the active subscriber clean-up efforts in 2000.

Wireless Services - Prepaid

Consolidated prepaid subscribers totaled 4,531,997 as of March 31, 2002. The Group offers prepaid services through *Globe Prepaid Plus*, while Islacom offers its prepaid services through the *Islacom* brand and *Touch Mobile.*

For the first three months of 2002, Globe registered 4,267,342 prepaid subscribers, up by 67.3% from 2,550,514 prepaid subscribers for the first three months of 2001.

A prepaid subscriber becomes active when the subscriber purchases a SIM card and turns it on for the first time. When a prepaid subscriber loads airtime value into Globe's system, the subscriber has two months to use the value before the card expires. When the airtime value is used up and the subscriber does not reload or the card expires, whichever comes earlier, the subscriber retains use of the wireless number to receive incoming calls for another four months. However, if the subscriber still does not reload value within that time, the subscriber loses the wireless number and the account will be permanently disconnected. At that point, the subscriber is then considered part of churn. Globe's prepaid subscribers can reload airtime value by purchasing prepaid cards, which are sold in denominations of ₱250, ₱300, ₱500 and ₱1,000. The ₱300 denominated prepaid card was introduced in the market in January 2002 while the distribution of the ₱250 prepaid card will be discontinued effective May 2002. Touch Mobile call cards are sold in denominations of ₱300 and ₱500.

Revenues from prepaid cards are recorded net of the related value of free airtime call cards given as promotional items to dealers. While subscriber usage of free airtime call cards are not included in revenues, any payments to other carriers arising from the usage of free airtime call cards are recorded as part of total interconnection fees to other carriers.

Revenues from sale of prepaid cards are initially recognized by Globe and Islacom as deferred revenues and are shown as part of accounts payable and accrued expenses in the balance sheet since service has not yet been rendered. Revenue is recognized upon actual usage of the airtime value of the prepaid card or expiration of the unused value of the prepaid card, whichever comes earlier.

The net ARPU for *Globe Prepaid Plus* was ₱424 for the first three months of 2002, down from ₱437 reported in the first three months of 2001. Net prepaid ARPU decreased due to the decline in voice contribution, offsetting the increase in data contribution. Globe's prepaid gross ARPU was ₱569 for the first three months of 2002 from ₱520 for the first three months of 2001.

Globe's acquisition cost per *Prepaid Plus* subscriber increased to ₱413 for the first three months of year 2002 from ₱132 for the same period in 2001 due mainly to the increase in handset subsidies. Of the total acquisition cost for the period, handset subsidies accounted for 58.1%, commissions 3.6% and advertising costs 38.3%. Of the total wireless prepaid acquisition cost in the first three months of 2001, commissions accounted for 34.8% and advertising costs 65.2%. No handset subsidies were given out during the first quarter of 2001.

The cost of free call cards given out as promotional items to dealers are excluded from the computation of total acquisition cost consistent with the non-recognition of the corresponding revenue related to the usage of free airtime call cards. The corresponding interconnection payments due to other carriers generated by the subscriber usage of the free airtime call cards, however, are recognized as incurred.

The actual average monthly churn rate for *Prepaid Plus* subscribers in the first three months of 2002 improved to 2.1% from 2.5% during the same period last year.

As of March 31, 2002, Islacom had a total of 264,655 prepaid subscribers, from 79,921 as of March 31, 2001. Of this number, *Touch Mobile* contributed 251,818 from the time that it was launched on September 12, 2001.

The net ARPU for *Touch Mobile* was ₱269 for the first three months of 2002.

Acquisition cost per *Touch Mobile* subscriber was ₱558 for the first three months of 2002. Of the total acquisition cost for the period, handset subsidies accounted for 23.8%, commissions 11.7% and advertising costs 64.5%.

The actual average monthly churn rate for *Touch Mobile* subscribers in the first quarter of 2002 was 0.2%.

Wireline Services – Voice

	Group	Globe (Parent)	
For the three months ended 31 March	**2002**	**2002**	**2001**
Wireline Voice Net Revenues (In million pesos)	742	538	567
Subscribers – Net (End of period)	224,401	145,921	162,243
Monthly churn rate (%)	3.3	3.7	1.3

Wireline communication service revenues consist of: (1) monthly service fees including CERA; (2) installation charges and other one-time fees associated with the establishment of the service; (3) revenues from international and national long distance calls made by the postpaid and prepaid wireline subscribers and payphone customers, net of interconnection fees to other carriers and transfer pricing paid to carrier services group; (4) payphone revenues from local, national and international calls; and (5) revenues from value-added services.

Globe provides wireline voice communication services, including local, national long distance, international long distance and other value-added services, under the brand name *Globelines*. Globe provides wireline voice services in three specific geographic areas in the Philippines, including parts of Metropolitan Manila, the Calabarzon region and Central Mindanao. Meanwhile, Islacom also started offering *Globelines* in November 2001 (taking over from the former *IslaPhone* brand) in specific areas in the Visayas.

For the first three months of 2002, Globe accounted for 145,921 wireline voice subscribers (including 12,792 prepaid wireline subscribers), representing a 10.1% decrease from 162,243 subscribers for the same period in 2001. In the first quarter of 2002, business subscribers were 29% of total subscribers, almost the same as 28% as of March 31, 2001. Meanwhile, the average monthly churn rate was at 3.7% compared to the average monthly churn in the first three months of 2001 of 1.3%, mainly due to company-initiated disconnections and partly due to the migration of some postpaid subscribers to prepaid plans. In the second half of 2001, Globe and Islacom launched their prepaid landline services under the brand name *Globelines Prepaid.*

Islacom's wireline voice subscribers for the first three months of 2002 increased to 78,480 (including 11,629 prepaid wireline subscribers), 16% of which were business subscribers and 84% residential subscribers. For the same period last year, Islacom had 68,003 wireline voice subscribers, of which 19% and 81% accounted for business and residential subscribers, respectively. Islacom's wireline voice ARPU in the first three months of 2002 stood at ₱878. The average monthly churn rate in the first three months of 2002 was 2.3%.

Wireline Services – Data

For the three months ended March 31 (In million pesos)	Globe[1] 2002	2001
International Lease	109	80
Domestic Lease	95	87
Internet[2]	52	71
Telegram / Telex	2	3
Others	-	1
Wireline-Data Net Operating Revenues	258	242

[1] Wireline data services are offered only through Globe Telecom.
[2] Globe provides internet access to subscribers nationwide under the *GlobeNet* brand name. These services range from basic internet access for dial-up accounts to integrated business solutions for dedicated leased line subscribers such as corporate customers and internet service providers.

Globe offers nationwide wireline data, consisting of international and domestic leased lines, internet, telex, and other wholesale transport services, through a variety of brands. Wireline data net operating revenues consist of billings for these services net of the share of other carriers for the telex service. Wireline data net operating revenues increased by 6.7% to ₱258 million in the first three months of 2002 from ₱242 million for the same period in 2001, mainly reflecting increased growth in the number of active leased line customers.

For Globe, the combined voice and data fully-loaded ARPU per wireline subscriber for the first three months of 2002 increased by 4.9% to ₱1,874 from ₱1,787 for the same period in 2001. ARPU per wireline subscriber is calculated based on fully-loaded net operating revenues (combined voice and data, net of the share of other carriers) less one-time installation revenues, divided by the average number of wireline voice subscribers for the period, divided by the number of months in the period. Wireline net revenues used in the computation of ARPU are fully-loaded by adding back the net revenue share of the carrier services group in the international long distance (ILD) and national long distance (NLD) traffic generated by wireline voice subscribers.

Carrier Services (International and National Long Distance and Inter-Exchange Services)

Globe and Islacom both offer international and national long distance services and inter-exchange carrier services (IXC). ILD services are offered between the Philippines and over 200 countries. This service generates revenues for the Company from both inbound and outbound international call traffic with pricing based on agreed international settlement rates for inbound traffic revenues and NTC-approved ILD rates for outbound traffic revenues. Globe and Islacom also operate as IXCs. Globe uses its Nationwide Digital Transmission Network (NDTN), while Islacom uses its own backbone transmission network, for hauling national and international interconnection traffic among wireline and wireless operators in the Philippines.

	Group	Globe (Parent)	
For the three months ended March 31 (In million pesos)	2002	2002	2001
Carrier Services Net Revenues	1,033	987	374
ILD[1]	581	569	79
IXC[2]	452	418	295

[1] ILD revenues in the table above refer only to the amount generated by the carrier services group alone. ILD revenues on a total company basis, including the contribution of the wireless and wireline services, are discussed in the ILD section that follows.
[2] NLD revenues of the carrier services group are lodged under IXC. NLD revenues on a total company basis, including the contribution of the wireless and wireline services, are discussed in the IXC section.

Carrier Services – ILD

ILD revenues of carrier services are mainly composed of: (1) settlements based on agreed international settlement rates from foreign telecommunications carriers for incoming international calls, net of any transfer price payable to the wireline and wireless businesses or other domestic carriers for inbound traffic terminating to the Group or other carriers, respectively; and (2) transfer price revenues from wireless and wireline customers for outgoing international calls, net of amounts payable to foreign telecommunications carriers.

	Group	Globe (Parent)	
For the three months ended March 31	**2002**	**2002**	**2001**
Total ILD Minutes (In million minutes)	328	304	157
Inbound	287	264	120
Outbound	41	40	37
ILD Inbound / Outbound Ratio (x)	7.0	6.6	3.2

For the first three months of 2002, carrier services posted consolidated ILD revenues of ₱581 million, an increase of 635.4% from ₱79 million for the same period last year due to the expansion of the subscriber base. On a Group basis, counting contributions from the wireless and wireline services, consolidated ILD revenues stood at ₱2,342 million for the first three months of 2002, translating to 21.8% of the Group's net revenues for the period.

Carrier Services - IXC inclusive of NLD

Both Globe and Islacom operate as IXCs. Globe uses its NDTN, while Islacom uses its own backbone transmission network, for hauling national and international interconnection traffic among wireline and wireless operators in the Philippines. On a consolidated basis, carrier services posted IXC service revenues for the first three months of 2002 of ₱419 million, an increase of 41.6% from ₱296 million for the same period last year. The increase is also attributable to the substantial growth in subscribers.

The Group offers NLD services. Revenues from NLD services are generated from calls outside of a specific local area but within the Philippines.

	Group	Globe (Parent)	
For the three months ended 31 March (In million minutes)	**2002**	**2002**	**2001**
Total NLD Minutes	145	118	132
Inbound	72	57	68
Outbound	73	61	64

In the first three months of 2002, the Group's NLD call volume increased to 145 million minutes from 132 million minutes for the same period last year. Outbound NLD call volume increased by 14.1% to 73 million minutes in the first three months of 2002, compared to 64 million minutes for the same period last year. Inbound NLD call volume increased by 5.9% to 72 million minutes compared to 68 million minutes for the same period last year.

On a Group basis, counting contributions from the wireless and wireline services, consolidated NLD revenues stood at ₱831 million for the first three months 2002, an increase of 33.6% from ₱622 million for the same period last year due mainly to the increase in subscribers. Consolidated NLD revenues for the first three months of 2002 translate to 7.7% of the Group's net revenues for the period.

Costs and Expenses

For the three months ended March 31 (In million pesos)	Group 2002	Globe (Parent) 2002	Globe (Parent) 2001
Cost of Sales	2,149	1,989	1,224
Staff Costs	361	330	259
Marketing	314	223	368
Administration	823	1,097	674
Repairs and Maintenance	496	400	201
Services	305	243	232
Others	265	243	209
Corporate Costs	495	467	388
Total Operating Cost and Expenses	5,208	4,992	3,555
Depreciation and Amortization	2,139	1,612	1,008
Provision for Doubtful Accounts	121	109	316
Other Provisions (Recoveries)	147	20	(80)
Total Costs and Expenses	7,615	6,733	4,799

For the first three months of 2002, the Group registered consolidated costs and expenses of ₱7,615 million which includes total operating cost and expenses of ₱5,208 million.

Of the consolidated costs and expenses, operating costs accounted for 68.4%. As a percentage of consolidated net revenues, operating costs and expenses accounted for 48.4%.

Depreciation and amortization on a consolidated basis amounted to ₱2,139 million during the first three months of 2002. At the Parent Company level, Globe registered ₱1,612 million depreciation and amortization expense in the first three months of 2002, up by 59.9% from ₱1,008 million for the same period in 2001. The increase reflected additional depreciation expenses related to various telecommunications equipment placed in service. As a percentage of net operating revenues, the Group's depreciation and amortization was at 19.9% in the first three months of 2002, from 15% in the same period in 2001. Depreciation is computed using the straight-line method over the estimated useful life of the assets (ranging from 3-20 years depending on the type of asset, regardless of utilization). For Islacom, depreciation and amortization expense increased by 21.7% to ₱528 million in the first three months of 2002 from ₱434 million for the same period last year.

The Group's provision for doubtful accounts, which consist of provisions for trade receivables from subscribers, net traffic settlement accounts and other non-trade receivables stood at ₱121 million for the first three months 2002, translating to 1.0% of consolidated net revenues. At the Parent Company's level, provisions decreased to ₱109 million in the first three months of 2002, from ₱316 million in the same period last year.

Consolidated provision for bad debts arising from subscriber receivables, on the other hand, amounted to ₱130 million in the first three months of 2002 translating to 51 net subscriber days receivable. Globe and Islacom maintain an allowance for doubtful accounts at a level considered adequate to provide for potential uncollectibility of its receivables. For subscriber receivables, allowance is calculated using the policy of providing full allowance for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by wireless subscribers. Such permanent disconnections, generally occur within 90 days. Full allowance is provided for wireline residential and business subscribers with outstanding receivables that are past due by 90 and 150 days, respectively. For traffic settlement receivables, a policy of providing full allowance is adopted for net international and national traffic settlement accounts that are not settled within 10 months from transaction date and after a review of the status of settlement with other carriers. Additional provisions are made for accounts specifically identified to be doubtful of collection.

Inventories and supplies are stated at the lower of cost or net realizable value, with cost determined using the moving-average method. An allowance for market decline is provided equivalent to the difference between the cost and the net realizable value of inventories. When inventories are sold, the related allowance is reversed in the same period, with the appropriate sales (revenues) and cost of sales (expenses) recognition. An allowance is also provided for obsolescence and possible losses. Full obsolescence allowance is provided when the inventory is not moving for more than a year. A 50% allowance is provided for slow moving items. For the first three months of 2002, the Group recognized provision for inventory losses, obsolescence and market decline of ₱3 million. The Group also recognized ₱120 million provision for losses on Islacom's property & equipment and ₱24 million provision for other probable losses of Globe.

Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA), before other income (expense) posted in the first three months of 2002 was ₱5,289 million. Consolidated EBITDA margin for the period was 55.7% and 56.8% at the Parent Company level. EBITDA margin was computed on the basis of net service revenues.

Consolidated earnings before interest and taxes (EBIT) of the Group in the first three months of 2002 was ₱3,150 million. Consolidated net interest expense was ₱689 million for the first three months of 2002, translating to 6.4% of consolidated net operating revenues.

Interest and other related financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation are capitalized as part of the cost of the property. The capitalization of these borrowing costs, as part of the cost of the property, (a) commences when the expenditures and borrowing costs being incurred during the installation and related activities necessary to prepare the property for its intended use are in progress; and (b) ceases when substantially all the activities necessary to prepare the property for its intended use are complete. These costs are amortized using the straight-line method over the estimated useful lives of the related property.

Consolidated capitalized interest during the first three months of 2002 amounted to ₱171 million (Islacom did not have any capitalized interest expense during the period).

	Group	Globe (Parent)	
For the three months ended 31 March (In million pesos)	**2002**	**2002**	**2001**
Interest Income	109	86	106
Interest Expense	(860)	(860)	(760)
Capitalized Interest Expense	171	171	186
Net Interest Income / (Expense)	(580)	(603)	(468)

The Group posted net other expenses of ₱290 million in the first three months of 2002, mainly composed of swap costs amounting to ₱285 million and foreign exchange losses of ₱20 million offset by net other income of ₱16 million.

Consolidated income before tax amounted to ₱2,280 million in the first three months of 2002. For the same period, consolidated provision for current and deferred income tax amounted to ₱859 million or 31.8% of net income before share in Islacom's net loss before tax. Of the ₱859 million, provision for current income tax amounted to ₱450 million, or an effective income tax rate of 16.6% of income before share in Islacom's net loss before tax versus the 32% statutory limit. The Group also provided for ₱409 million deferred income tax to recognize the tax consequence attributed to the differences between the financial reporting bases of assets and liabilities and their related tax bases.

Consolidated net income after tax amounted to ₱1,421 million in the first three months of 2002, higher than the ₱1,068 million for the same period last year. Accordingly, basic and diluted earnings per common share is ₱9.23 in the first three months of 2002 compared to the ₱11.68 and ₱10.71, respectively, for the same period in 2001. Basic earnings per share (EPS) is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding during the year including fully paid but unissued shares as of the end of the year after giving retroactive effect for any stock dividends declared, stock splits or reverse stock splits during the year. Diluted EPS is computed assuming that the stock options were exercised. Consolidated net income for the first three months of 2002 showed growth of 33.1%, even after the take-up of Globe's share in Islacom's net loss for the first quarter of ₱424 million.

Foreign Exchange Exposure

The Philippine Peso closed at ₱51.096 on 31 March 2002 from ₱51.690 at December 31, 2001. As a result of the translation of foreign currency denominated assets and liabilities, the Group reported net foreign exchange revaluation gains of ₱541 million in the first three months of 2002. A total of ₱330 million in revaluation gains were attributed to foreign currency denominated liabilities that financed capital projects, and were therefore recorded as reductions from the carrying value of the appropriate property accounts. Total revaluation gains on loans covered by hedged contracts amounting to ₱231 million were deferred and net foreign revaluation losses of ₱20 million were charged to operations.

As of March 31, 2002, consolidated capitalized foreign exchange revaluation losses amounted to ₱10,112 million from August 1997, which is being amortized over the remaining life of the related property account. A total of ₱ 1,914 million has been amortized as of March 31, 2002.

To mitigate foreign exchange risk, Globe enters into short-term and long-term derivative contracts. Short-term forward contracts are used to hedge short-term assets and/or liabilities, as well as committed US$ transactions. As of March 31, 2002, Globe had no outstanding short-term forward contracts.

Cross currency swaps are primarily used to hedge selected long-term US$ debt. As of March 31, 2002, Globe had US$268 million in outstanding cross currency swap contracts with various foreign banks, under which it effectively converts its US$ debt into Philippine Peso with quarterly or semi-annual payment intervals up to March 2007. The aggregate mark-to-market loss from these cross currency swaps was estimated at US$3.7 million as of March 31, 2002 due to the appreciation of the Philippine Peso and decline in domestic interest rates to historical lows. The amount of US$ debt swapped into Pesos and peso-denominated debt accounts for approximately 41.7% of Globe's loans.

Foreign currency linked revenues were 25.9% of Globe's total net revenues for the first three months of 2002 versus 23.0% for the same period in 2001. Foreign currency linked revenues include those that are: (1) billed in foreign currency and settled in foreign currency, or (2) billed in Pesos at rates linked to a foreign currency tariff and settled in Pesos, (3) wireline monthly service fees and the corresponding application of the Foreign Currency Adjustment or CERA mechanism, under which Globe has the ability to pass the effects of local currency depreciation to its subscribers.

To mitigate interest rate risk, Globe entered into an interest rate swap with a foreign bank in February 2002 to partially convert a floating rate loan into fixed until final maturity in March 2007. As of March 31, 2002, the notional principal amount of the swap is US$45 million. The mark-to-market gain of the interest rate swap was estimated at US$0.5 million.

Liquidity and Capital Resources

Consolidated assets as of March 31, 2002 amounted to ₱122,501 million.

As of March 31, 2002, current ratio on a consolidated basis was 0.83:1. Debt to equity ratio also increased to 0.99:1 on a consolidated basis from the 0.95:1 level on a Globe stand-alone basis. The debt to equity ratio of Globe is well within the 2:1 debt to net worth limit dictated by certain debt covenants.

Consolidated cash flow from operations amounted to ₱5,074 million for the quarter ended March 31, 2002.

Consolidated cash used in investing activities amounted to ₱4,496 million for the period. The bulk of investing activities involved the purchase of equipment or services from foreign suppliers in connection with the development of the wireless, wireline and carrier services. Consolidated capital expenditures in the first three months of 2002 amounted to ₱5,174 million, which includes ₱733 million in non-cash investing activities pertaining to the portion of projects which have been completed but have not yet been paid or are covered with financing.

Consolidated cash provided by financing activities amounted to ₱334 million. Consolidated gross debt as of 31 March 2002 amounted to ₱48,149 million with ₱46,098 million from the Parent Company level. Of the consolidated gross debt balance, ₱9,207 million or 19.1% is short-term debt (including current portion of long-term debt) and ₱38,942 million or 80.9% is long-term debt. Loan repayments of the Group during the first three months of 2002 amounted to ₱2,241 million. The average principal repayment of existing consolidated debt for the next three years is US$135 million.

Stockholders' equity was ₱45,705 million as of March 31, 2002. As of March 31, 2002, there were 121.5 million common shares and 158.5 million preferred shares issued and outstanding.

Preferred stock "Series A" has the following features:

(a) Convertible to one common share after 10 years from issue date at the prevailing market price of the common stock less the par value of the preferred shares;
(b) Cumulative and non-participating;
(c) Floating rate dividend (to be fixed at MART 1 plus 2% average for a 12-month period);
(d) Issued at par;
(e) Voting rights;
(f) Globe has the right to redeem the preferred shares at par plus accrued dividends at any time after 5 years from date of issuance; and
(g) Preferences as to dividend in the event of liquidation.

As of March 31, 2002, Globe accrued ₱67 million in dividends payable to preferred shareholders.

Consolidated Return on average Equity (ROE) in the first three months of 2002 stood at 12.6%. Globe plans to continue its aggressive expansion pace with significant investments in wireless telecommunications equipment.

Recent Developments

On March 20, 2002, Globe signed credit facilities worth ₱350 million arranged by Insular Investment & Trust Corporation. Proceeds from the facilities will be used to finance the supply of telecommunications and related services.

On January 29, 2002, Globe disclosed that its Board of Directors approved the declaration of a 25% stock dividend for 2002. All common stockholders as of record date will be entitled to receive the dividends. The declaration of a 25% stock dividend was subsequently approved by Globe Telecom's shareholders at the Annual Stockholder's Meeting held on April 11, 2002. The record date is April 30, 2002 and payment date will be 30 days from approval by the Securities and Exchange Commission and the Philippine Stock Exchange.

On April 25, 2002, Globe Telecom's share price was adjusted to ₱640.00 per share to reflect the 25% stock dividend. On payment date, Globe's outstanding number of common shares will also be adjusted to reflect the increase. As a result of the 25% stock dividend declaration, Philippine Deposit Receipt (PDR) holders who exercise their PDRs on or after the ex-date, April 25, 2002 (3 working days before Record Date of April 30, 2002) shall be entitled to common shares in the proportion of one and one-quarter (1.25) common shares for every one (1) PDR.

On March 28, 2002, Globe Telecom raised US$200 million from an offering of senior notes due 2012, which are non-callable for the first five years. The notes were priced at par with a spread of 442 bps over 10-year U.S. Treasuries to yield 9.750%. The notes received a rating of double "B" with a stable outlook from Standard & Poor's and a rating of "Ba3" with a positive outlook from Moody's Investors Service. The notes are listed on the Luxembourg Stock Exchange. The proceeds of the offering are being used to fund Globe's capital expenditure program primarily related to the expansion and improvement of its wireless network.

On April 2002, Globe Telecom launched its International Prepaid Roaming Service. In the same month, Globe Telecom also launched the new tariff structure for postpaid and prepaid subscribers. The table below shows the pertinent details of the new *Globe Handyphone* plans:

Type of Charge	Pre-Paid	G Text	G Mix	G Talk	G Talk Plus	G MAx
Monthly Service Fee	0.00	500.00	800.00	1,200.00	1,800.00	3,500.00
Per minute airtime charges (peak/non-peak)						
Handyphone to Handyphone	8.00/3.00	7.00/3.00	6.50/3.00	6.00/2.00	5.00/2.00	4.00/2.00
Free minutes	Na	20	100	210	350	750
Free Messages per Month	50	500	350	350	450	650

On April 4, 2002, Islacom received the Certificate of Compliance from the NTC for its wireline rollout completion.

OTHER MATTERS:

The following are the stockholders owning at least 1% of Globe Telecom, Inc. as of March 31, 2002*:

	Commons	% of Commons	Preferreds	% of Preferreds	Total	% of Total
Ayala Corporation	32,906,342	27.08	-	-	32,906,342	11.75
SingTel	34,037,237	28.01	-	-	34,037,237	12.15
Deutsche Telekom AG	30,139,745	24.80	-	-	30,139,745	10.76
Globe Telecom Holdings, Inc.	5,223,491	4.30	-	-	5,223,491	1.87
Asiacom**	-	-	158,515,021	100.00%	158,515,021	56.60
Public	19,217,529	15.81	-	-	19,217,529	6.86
Total	121,524,344	100.00%	158,515,021	100.00%	280,039,365	100.00%

* Note: excluding the effect of 25% stock dividend

**Asiacom owns all of Globe's outstanding preferred shares. Ayala, SingTel and DeTeAsia, own 60%, 20% and 20% of the outstanding shares of Asiacom, respectively.

BOARD OF DIRECTORS, as of March 31, 2002

Jaime Augusto Zobel de Ayala II	Chairman
Delfin L. Lazaro	Vice-Chairman
Lim Chuan Poh	Vice-Chairman
Axel Hass	Vice-Chairman
Gerardo C. Ablaza, Jr.	President & CEO
Fernando Zobel de Ayala	
Manuel Q. Bengson	
Romeo L. Bernardo *	
Lucas Chow	
Joachim Gronau	
Xavier P. Loinaz	
Guillermo D. Luchangco *	
Rufino Luis T. Manotok	
Hubert D. Tubio	

** Independent Directors*

CORPORATE SECRETARY

Atty. Renato O. Marzan

MANAGEMENT COMMITTEE MEMBERS

Gerardo C. Ablaza, Jr. *	President & CEO
Oscar L. Contreras, Jr.	Senior Vice President, Human Resources
Manuel R. De los Santos	Senior Vice President, Wireless Data
Gil B. Genio	Senior Vice President, Fixed Network Business
Delfin C. Gonzalez, Jr.	Senior Vice President & Chief Financial Officer
Atty. Rodolfo A. Salalima	Senior Vice President, Corporate & Regulatory Affairs
Emmanuel A. Aligada	Vice President, Customer Service
Rodell A. Garcia	Vice President & Chief Information Officer
Rafael L. Llave	Vice President, Logistics & Management Services
Rebecca V. Ramirez	Vice President, Internal Audit
Joaquin L. Teng, Jr.	Vice President, Fixed Network Business, Luzon
Lizanne C. Uychaco	Vice President, Retail Operations & Centers Mgmt
John W. Young	Vice President, Carrier Business

** Member of the Board of Directors*

ANNEX A

GLOBE TELECOM, INC.
Supporting Schedule for SEC 17-Q 1Q2002
(In Million Pesos)

	Parent Company					Consolidated
	03/31/01	06/30/2001	09/30/2001	12/31/2001	03/31/2002	03/31/2002
A. Accounts Payable						
Trade Creditors	6,837.2	5,732.3	8,558.6	8,914.7	10,381.4	11,221.1
Other Creditors	1,767.7	3,337.7	2,793.0	3,320.0	3,715.3	3,628.2
Deferred Credits	1,168.7	1,282.3	1,264.0	1,221.0	1,911.1	2,010.3
	9,773.6	10,352.3	12,615.6	13,455.7	16,007.8	16,859.6
B. Notes Payable						
Banks	2,887.1	2,929.9	2,107.1	2,089.7	2,048.2	2,334.2
Suppliers	34.9	34.3	31.1	7.7	8.4	8.4
	2,922.0	2,964.2	2,138.2	2,097.4	2,056.6	2,342.6
C. Accrued Expenses						
Accrued Expenses - Trade	3,062.8	3,711.4	3,272.2	4,016.9	4,237.6	5,310.5
Accrued Project Cost	2,957.2	2,417.9	2,809.4	2,459.4	2,992.6	3,115.5
	6,020.0	6,129.3	6,081.6	6,476.3	7,230.2	8,426.0
D. Long Term Debt						
Current Portion of LTD						
Banks	2,834.5	4,194.7	4,131.2	4,892.4	5,105.6	5,105.6
Suppliers	860.1	765.0	894.3	647.9	770.8	950.8
Due to Affiliates	-	-	-	-	-	807.8
	3,694.6	4,959.7	5,025.5	5,540.3	5,876.4	6,864.2
LTD - net of current portion						
Banks	13,919.9	14,824.3	15,895.6	22,197.6	21,009.6	21,009.6
Suppliers	1,332.8	1,471.5	1,778.1	1,786.5	1,696.3	1,706.7
Due to Affiliates	-	-	-	-	-	766.4
Corporate Notes	1,085.0	1,085.0	1,315.0	1,315.0	1,665.0	1,665.0
	16,337.7	17,380.8	18,988.7	25,299.1	24,370.9	25,147.7
Senior Notes due in 2009	10,861.6	11,534.2	11,296.6	11,371.8	11,241.1	11,241.1
Other long-term liabilities	-	-	2,542.6	2,561.1	2,553.2	2,553.2

Aging of Accounts Receivable
March 31, 2002
In Thousand Pesos

	Parent Company	Consolidated
Trade Receivables [1]		
Current	1,362,306	1,478,179
More than 90 days past due	149,425	161,455
More than 120 days past due	270,180	278,549
More than 150 days past due	278,585	285,499
More than 180 days past due	871,378	3,169,432
	2,931,874	5,373,114
Traffic Settlement Receivables	11,027,796	11,323,047
Other Receivables	309,556	331,252
Total Receivables	14,269,226	17,027,413
Less: Allowance for doubtful debts	1,390,901	3,642,025
Receivables – net	12,878,325	13,385,388

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our market risk is related to changes in foreign exchange rates and interest rates.

Our foreign exchange risk results primarily from movements of the Peso against the U.S. dollar. Our revenues are generated in U.S. dollars and Pesos while most of our capital expenditures and debt are in U.S. dollars. The depreciation in the Peso over time has resulted in us realizing substantial foreign exchange losses, most of which we have capitalized under Philippine GAAP. As of March 31, 2002, we had total consolidated debt of ₱48,148.7 million, of which ₱42,324.7 million was denominated in U.S. dollars. ₱13,670.3 million or 32.3% of the total consolidated U.S. dollar debt was hedged by means of cross currency swaps. The total amount of consolidated U.S. dollar debt swapped into Pesos and consolidated Peso-denominated debt was approximately 40.5% of our total consolidated debt at March 31, 2002.

A portion of our outstanding debt bears interest at floating rates and is subject to interest rate exposure resulting from changes in market interest rates. We have instituted a policy to use interest rate swaps to manage our interest rate exposure.

The following hypothetical example shows the impact on our net income under both Philippine GAAP and U.S. GAAP for the three months ended March 31, 2002, if (i) a 10% devaluation of the Peso and (ii) a 10% increase in base interest rates applicable to our floating rate debt:

	Three Months ended March 31, 2002	
	Philippine GAAP	U.S. GAAP
10% Peso devaluation	0.4%	(0.6%)
10% Interest rate increase	(1.4%)	(1.4%)

OTHER INFORMATION

Submission of matters to a vote of security holders

(a) The Annual Stockholders' Meeting was held on April 11, 2002.

(b) Unanimous approval was given to the nomination and election of the following directors of the board of Globe Telecom, Inc:

Jaime Augusto Zobel de Ayala II
Lucas Chow
Lim Chuan Poh
Delfin L. Lazaro
Fernando Zobel de Ayala
Xavier P. Loinaz
Gerardo C. Ablaza, Jr.
Rufino Luis T. Manotok
Axel Hass
Joachim Gronau
Hubert D. Tubio
Guillermo D. Luchangco
Romeo L. Bernardo
Manuel Q. Bengson
Renato O. Marzan

(c) Sycip, Gorres, Velayo & Co. was elected as independent auditor of Globe Telecom, Inc.

(d) The stockholders unanimously approved the board resolution adopted on January 29, 2002, approving the declaration of a 25% stock dividend to all holders of common shares of Globe Telecom, Inc. as of the record date of April 30, 2002. In this connection, the following resolutions were also approved unanimously by the stockholders present:

- fractional shares resulting from the declaration of the 25% stock dividend be consolidated into whole shares and redeemed by Globe as treasury stock at a price based on the market value of Globe shares as of the close of business on April 30, 2002, as shown by the closing quotations on the Philippine Stock Exchange on that date and the redemption price shall be distributed proportionately to all stockholders entitled thereto, based on the same price for which said fractional shares were acquired by Globe; and

- the listing of the shares representing the stock dividend on the Philippine Stock Exchange was authorized, and the Board of Directors and officers of Globe were authorized to sign, execute and file with the Philippine Securities and Exchange Commission and the Philippine Stock Exchange required and appropriate applications and other related documents.

Exhibit Index

Exhibit	Document
3.1*	Amended Articles of Incorporation of Globe Telecom, Inc.
3.2*	Amended by-laws of Globe Telecom, Inc.
4.1*	Indenture dated as of August 6, 1999 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee
4.2*	Indenture dated as of April 4, 2002 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee
12.1**	Statement re computation of ratios

---

* Filed previously and incorporated by reference to the correspondingly numbered exhibits to the Registration Statement on the Form F-4 (File No.: 333-10988), the Registration Statement on Form F-4 (File No.: 333-87614) and the annual report for the year ended December 31, 2001.

** Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Globe Telecom Inc.

By: D C Gonzalez Jr.
Name: Delfin C. Gonzalez, Jr.
Title: Chief Financial Officer

Date: May 15, 2002

Exhibits	Document
3.1*	Amended Articles of Incorporation of Globe Telecom, Inc.
3.2*	Amended by-laws of Globe Telecom, Inc.
4.1*	Indenture dated as of August 6, 1999 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee
4.2*	Indenture dated as of April 4, 2002 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee
12.1**	Statement re computation of ratios

---

* Filed previously and incorporated by reference to the correspondingly numbered exhibits to the Registration Statement on the Form F-4 (File No.: 333-10988), the Registration Statement on Form F-4 (File No.: 333-87614) and annual report for the year ended December 31, 2001.

** Filed herewith.

Exhibit 12.1

Globe Telecom, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in million Pesos except ratios)

	Three Months Ended March 31,	
	2002	2001
US GAAP:		
Earnings:		
Income before income tax under U.S. GAAP	2,277.0	2,287.8
Add (deduct):		
Interest expense and other charges (excluding capitalized)	692.7	577.9
Interest component of rent expense	3.1	2.0
Dividends on preferred shares	19.5	-
	2,992.3	**2,867.7**
Fixed Charges:		
Interest expense and other charges (including capitalized)	897.3	768.3
Interest component of rent expense	3.1	2.0
Dividends on preferred shares	19.5	-
	919.9	**770.3**
Ratio of Earnings to Fixed Charges	**3.3**	**3.7**
Philippine GAAP		
Earnings:		
Income before income tax and minority interest under Philippine GAAP	2,279.8	1,532.5
Add (deduct):		
Interest expense and other charges (excluding capitalized)	694.4	579.6
Interest component of rent expense	3.1	2.0
Dividends on preferred shares	19.5	-
	2,996.8	**2,114.1**
Fixed Charges:		
Interest expense and other charges (including capitalized)	899.0	770.0
Interest component of rent expense	3.1	2.0
Dividends on preferred shares	19.5	-
	921.6	**772.0**
Ratio of Earnings to Fixed Charges	**3.3**	**2.7**